UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 8, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following press release was issued by Caterpillar on September 8, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

October 8, 2003

Caterpillar Increases Dividend Rate

PEORIA, Ill. -- Caterpillar Inc. (NYSE: CAT) today increased its quarterly cash dividend by two cents to thirty-seven cents ($0.37) per share on its common stock, payable November 20, 2003, to stockholders of record at the close of business October 20, 2003. The previous rate was thirty-five cents ($0.35) per share.

Including this increase, Caterpillar's quarterly dividend has grown more than eightfold in the last decade on a split-adjusted basis.

Caterpillar contact:

Kelly Wojda
Corporate Public Affairs
309-675-1307
wojda_kelly_g@cat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 8, 2003   By: /s/ James B. Buda
                                                                    James B. Buda
                                                                    Vice President